Exhibit 99.1

PRESS RELEASE

Cascades Inc.	Telephone: (819) 363-5100
404 Marie-Victorin Blvd., P.O.Box 30	Fax: (819) 363-5155
Kingsey Falls (Québec)
Canada J0A 1B0
www.cascades.com

Cascades concludes the year 2008 on a positive note

Kingsey Falls, Québec, February 27, 2009 — Cascades Inc. (“Cascades”) (CAS on the Toronto stock exchange) announces its unaudited financial results for the three months and fiscal year ended December 31, 2008. Operating income before depreciation (OIBD or EBITDA) and net earnings excluding specific items increased respectively to $96 million and $17 million ($0.17 per share) in the fourth quarter of 2008 compared to $82 million and $1 million ($0.01 per share) in the same period last year. With these better results in the last quarter, Cascades’ 2008 operating income before depreciation and net earnings reached $306 million and $3 million respectively.

Fourth quarter and annual highlights

•      Fourth quarter unaudited EBITDA, cash flow from operations and net earnings excluding specific items1 all increased compared to the same period last year and the previous quarter.

•      Fourth quarter EBITDA represents the highest quarterly EBITDA since 2002.

•      Cascades is benefiting from its diversified business mix as lower annual results in boxboard and containerboard operations were partially offset by the better profitability in specialty products and tissue papers.

•      Cascades proactively improved its financial flexibility:

•      In the fourth quarter, early settlement of forward exchange contracts on its US$ denominated debt for net cash proceeds of approximately $150 million;

•      In February 2009, amendment of financial covenants.

•      Cascades continued to promote environmentally-sound manufacturing and products as three of its boxboard mills received FSC certification.

Financial Highlights

Selected consolidated information (unaudited)

(in millions of Canadian dollars, except amounts per share)	2008	2007	Q4/2008	Q4/2007	Q3/2008

Sales	4,017	3,929	1,020	937	1,039
Excluding specific items [1]
Operating income before depreciation and amortization (OIBD or EBITDA)	306	350	96	82	88
Operating income from continuing operations	92	142	40	33	34
Net earnings	3	22	17	1	6
per common share	$0.03	$0.22	$0.17	$0.01	$0.06
Cash flow from operations (adjusted) from continuing operations	183	202	68	49	47
per common share	$1.85	$2.03	$0.69	$0.49	$0.47
As reported
Operating income before depreciation and amortization (OIBD or EBITDA) [1]	229	352	52	68	71
Operating income (loss) from continuing operations	15	144	(4)	19	17
Net earnings (loss)	(55)	95	(19)	12	(7)
per common share	$(0.56)	$0.95	$(0.20)	$0.12	$(0.07)
Cash flow from operations (adjusted) from continuing operations [1]	155	178	59	36	43
per common share [1]	$1.57	$1.79	$0.60	$0.36	$0.43
Note 1 - see the supplemental information on non-GAAP measures note.

In the fourth quarter ended December 31, 2008, net loss including specific items amounted to $19 million ($0.20 per share) compared to net earnings of $12 million ($0.12 per share) for the same quarter in 2007 and a net loss of $7 million ($0.07per share) in the previous quarter.

For the fiscal year ended December 31, 2008, the net loss including specific items amounted to $55 million ($0.56 per share) compared to net earnings of $95 million ($0.95 per share) in 2007.

Commenting on the annual results, Mr. Alain Lemaire, President and Chief Executive Officer stated: “In 2008, we were confronted with very challenging business conditions throughout the year including in particular, a severe economic downturn in latter half of the fourth quarter. However, despite of all these factors, we reported positive annual net earnings and relatively stable cash flow from operations excluding specific items. During the second half of the year we benefited from restructuring initiatives in our boxboard segment, the depreciation of the Canadian dollar and a more favourable variable cost environment which more than offset the weakness in demand in certain of our sectors.

We are also fortunate that our balanced portfolio of assets helps to mitigate the impact of a cyclical slowdown as demonstrated in the fourth quarter where the drop of volumes in our packaging operations was offset by record quarterly results in our Tissue Papers Group due in part, to strong demand for recycled products.”

Three-month period ended December 31, 2008

In comparison with the same period last year, sales increased $83 million or 9% to $1 billion reflecting generally higher prices and the depreciation of the Canadian dollar.

Operating loss from continuing operations amounted to $4 million compared to an operating income of $19 million achieved for the same period last year. When excluding specific items, operating income from continuing operations increased 21% to $40 million in comparison to $33 million for the same quarter in 2007.

Despite lower sales volumes, operating results improved in the quarter compared to last year resulting from higher selling prices, lower raw material and energy costs and the depreciation of the Canadian dollar.

The fourth quarter net earnings excluding specific items of $17 million reflect a $5 million recovery of income tax resulting mainly from provision adjustments for prior years.

Fiscal year ended December 31, 2008

In 2008, sales increased by $88 million to $4.0 billion due to improved average selling prices.

Operating income from continued operations amounted to $15 million compared to $144 million achieved last year. Operating income from continuing operations excluding specific items was $92 million compares to $142 million achieved in 2007.

Operating results were lower in 2007 as the first six months of the year were impacted by sharp increases in our input costs such as raw materials, energy and freight. Improved selling prices during the second part of the year were not sufficient to offset the increase in our input costs and the weak performance of our North American boxboard sector in the first six months of 2008.

Near term outlook

Mr. Alain Lemaire, President and Chief Executive Officer added: “From a business standpoint, we remain cautiously optimistic despite recent and ongoing selling price and demand erosion for certain of our products. In fact, we expect to continue benefiting from relatively stable recycled fibre and energy costs, from the lower Canadian dollar, and from our significant position in consumer markets such as tissue papers and food packaging which are proving to be more recession resistant. Also, following a weak month of December for our packaging operations, business conditions improved slightly in January.

On the financial front, notwithstanding our increased liquidity and the recently announced amendment of our credit agreement, we will continue to carefully manage our cash flows to preserve financial flexibility in the face of economic uncertainty.”

Dividend on Common Shares and normal course issuer bid

The Board of Cascades declared a quarterly dividend of $0.04 per share to be paid March 23, 2009 to shareholders of record at the close of business on March 10, 2009. This dividend paid by Cascades is an “eligible dividend” as per the Income Tax Act (Bill C-28, Canada). In addition, in 2008, in accordance with its normal course issuer bid, Cascades has purchased for cancellation 595,500 common shares at an average price of $6.77 per share representing an aggregate amount of approximately $4.0 million.

Supplemental information on non-GAAP measures

Operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share are not measures of performance under Canadian GAAP. The Company includes operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share because they are measures used by management to assess the operating and financial performance of the Company’s operating segments. Additionally, the Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share does not represent, and should not be used as a substitute for net earnings or cash flows from operating activities as determined in accordance with Canadian GAAP, and they are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization, earnings before interests, taxes, depreciation and amortization, operating income, cash flow from operations and cash flow from operations per share may differ from those of other companies. Cash flow from operations is defined as cash flow from operating activities as determined in accordance with Canadian GAAP excluding the change in working capital components and cash flow from operations per share is determined by dividing cash flow from operations by the weighted average number of common shares of the period.

Operating income before depreciation and amortization excluding specific items, earnings before interests, taxes, depreciation and amortization excluding specific items, operating income excluding specific items, net earnings excluding specific items, net earnings per common share excluding specific items, cash flow from operations excluding specific items and cash flow from operations per share excluding specific items are non-GAAP measures. The Company believes that it is useful for investors to be aware of specific items that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance  with which to compare its results between periods without regard to these specific items. The Company’s measures excluding specific items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Specific items are defined to include charges for impairment of assets, charges for facility or machine closures, debt restructuring charges, gains or losses on sale of business unit, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, foreign exchange gains or losses on long-term debt and other significant items of an unusual or non-recurring nature.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconciled below to operating income (loss), operating income excluding specific items and operating income before depreciation excluding specific items or earnings before interests, taxes, depreciation and amortization excluding specific items:

(in millions of Canadian dollars)	2008	2007	Q4/2008	Q4/2007	Q3/2008

Net earnings (loss)	(55)	95	(19)	12	(7)
Net loss (earnings) from discontinued operations	(18)	19	-	11	-
Non-controlling interest	2	3	-	1	1
Share of results of significantly influenced companies	(8)	(27)	(2)	(4)	(2)
Provision for (recovery of) income taxes	(32)	11	(12)	(9)	(2)
Foreign exchange loss (gain) on long-term debt	24	(59)	4	(16)	-
Interest expense	102	102	25	24	27

Operating income (loss)	15	144	(4)	19	17
Specific items :
Inventory adjustment resulting from business acquisition	2	6	-	-	-
Loss (gain) on disposals and other	5	(17)	-	7	-
Impairment loss	16	3	13	2	-
Closure and restructuring costs	27	6	10	3	4
Unrealized loss on financial instruments	27	-	21	2	13
	77	(2)	44	14	17

Operating income - excluding specific items	92	142	40	33	34

Depreciation and amortization	214	208	56	49	54

Operating income before depreciation and amortization (OIBD) - excluding specific items[1]	306	350	96	82	88
Note 1 - also refers to earnings before interests, taxes, depreciation and amortization (EBITDA).

Supplemental information on non-GAAP measures (cont’d)

The following table reconciles net earnings and net earnings per share to net earnings excluding specific items and net earnings per share excluding specific items:

(in millions of Canadian dollars, except amounts per share)	Net earnings (loss)					Net earnings (loss) per share [1]
	2008	2007	Q4/2008	Q4/2007	Q3/2008	2008	2007	Q4/2008	Q4/2007	Q3/2008

As per GAAP	(55)	95	(19)	12	(7)	$(0.56)	$0.95	$(0.20)	$0.12	$(0.07)
Specific items :
Inventory adjustment resulting from business acquisition	2	6	-	-	-	$0.01	$0.04	$ -	$ -	$ -
Loss (gain) on disposals and other	5	(17)	-	7	-	$0.05	$(0.09)	$ -	$0.05	$ -
Impairment loss	16	3	13	2	-	$0.13	$0.02	$0.11	$0.01	$ -
Closure and restructuring costs	27	6	10	3	4	$0.19	$0.04	$0.07	$0.02	$0.03
Unrealized loss on financial instruments	27	-	21	2	13	$0.19	$-	$0.15	$0.01	$0.10
Foreign exchange loss (gain) on long-term debt	24	(59)	4	(16)	-	$0.21	$(0.49)	$0.04	$(0.14)	$ -
Share of results of significantly influenced companies	-	(15)	-	-	-	$ -	$(0.15)	$ -	$ -	$ -
Loss (gain) included in discontinued operations	(23)	9	-	7	-	$(0.19)	$0.06	$ -	$0.04	$ -
Adjustment of statutory tax rate	-	(16)	-	(10)	-	$ -	$(0.16)	$ -	$(0.10)	$ -
Tax effect on specific items	(20)	10	(12)	(6)	(4)
	58	(73)	36	(11)	13	$0.59	$(0.73)	$0.37	$(0.11)	$0.13

Excluding specific items	3	22	17	1	6	$0.03	$0.22	$0.17	$0.01	$0.06
Note 1 - specific amounts per share are calculated on an after-tax basis.

The following table reconciles cash flow from operations and cash flow from operations per share to cash flow from operations excluding specific items and cash flow from operations per share excluding specific items:

	Cash flow from operations					Cash flow from operations per share
(in millions of Canadian dollars, except amounts per share)	2008	2007	Q4/2008	Q4/2007	Q3/2008	2008	2007	Q4/2008	Q4/2007	Q3/2008

Cash flow provided by operating activities	124	89	85	98	22
Changes in non-cash working capital components	31	89	(26)	(62)	21
Cash flow (adjusted) from operations	155	178	59	36	43	$1.57	$1.79	$0.60	$0.36	$0.43
Specific items :
Inventory adjustment resulting from business acquisition	2	6	-	-	-	$0.02	$0.06	-	-	-
Loss on disposals and other	-	12	-	10	-	-	$0.12	-	$0.10	-
Closure and restructuring costs, net of current income tax	26	6	9	3	4	$0.26	$0.06	$0.09	$0.03	$0.04

Excluding specific items	183	202	68	49	47	$1.85	$2.03	$0.69	$0.49	$0.47

Founded in 1964, Cascades produces, converts and markets packaging and tissue products composed mainly of recycled fibres. Cascades employs close to 13,000 employees who work in more than 100 modern and flexible production units located in North America and Europe. Cascades’ management philosophy, its 45 years of experience in recycling, its continued efforts in research and development are strengths which enable the company to create new products for its customers. The Cascades shares trade on the Toronto stock exchange under the ticker symbol CAS.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under the Private Securities Litigation Reform Act of 1995) based on current expectations.  The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission filings.

For further information:	Source:

MEDIA	Christian Dubé
Hubert Bolduc	Vice-President and Chief Financial Officer
Vice-President, Communications and Public Affairs
(514) 912-3790

INVESTORS
Didier Filion
Director, Investor relations
(514) 282-2697

Consolidated Balance Sheets
(in millions of Canadian dollars)

	As at December 31,	As at December 31,
	2008	2007
Assets	(unaudited)

Current assets
Cash and cash equivalents	11	25
Accounts receivable	657	624
Inventories	580	555
	1,248	1,204
Property, plant and equipment	2,037	1,886
Intangible assets	142	130
Other assets	267	237
Goodwill	321	312
	4,015	3,769

Liabilities and Shareholders’ Equity

Current liabilities
Bank loans and advances	104	47
Accounts payable and accrued liabilities	586	572
Current portion of long-term debt	36	4
	726	623
Long-term debt	1,672	1,570
Other liabilities	361	377
	2,759	2,570

Shareholders’ Equity
Capital stock	515	517
Retained earnings	656	725
Accumulated other comprehensive income (loss)	85	(43)
	1,256	1,199
	4,015	3,769

Consolidated Statements of Earnings (Loss)
(in millions of Canadian dollars, except per share amounts)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2008	2007	2008	2007

Sales	1,020	937	4,017	3,929
Cost of sales and expenses
Cost of sales	821	764	3,323	3,201
Depreciation and amortization	56	49	214	208
Selling and administrative expenses	102	92	389	390
Losses (gains) on disposal	-	7	5	(17)
Impairment and other restructuring costs	23	5	43	9
Loss (gain) on financial instruments	22	1	28	(6)
	1,024	918	4,002	3,785
Operating income (loss) from continuing operations	(4)	19	15	144

Interest expense	25	24	102	102
Foreign exchange loss (gain) on long-term debt	4	(16)	24	(59)
	(33)	11	(111)	101
Provision for (recovery of) income taxes	(12)	(9)	(32)	11
Share of earnings of significantly influenced companies and dilution gain	(2)	(4)	(8)	(27)
Non-controlling interest	-	1	2	3
Net earnings (loss) from continuing operations	(19)	23	(73)	114

Net earnings (loss) from discontinued operations	-	(11)	18	(19)

Net earnings (loss) for the period	(19)	12	(55)	95
Basic and diluted net earnings (loss) from continuing operations per common share	($0.20)	$0.23	($0.74)	$1.14
Basic and diluted net earnings (loss) per common share	($0.20)	$0.12	($0.56)	$0.95
Weighted average number of common shares outstanding	98,600,556	99,231,665	98,804,536	99,329,472

Consolidated Statements of Shareholders’ Equity
(in millions of Canadian dollars)
(unaudited)

		For the year ended December 31,
			2008
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity

Balance - Beginning of period	517	725	(43)	1,199
Cumulative impact of accounting changes	-	3	-	3
Restated balance - Beginning of period	517	728	(43)	1,202
Comprehensive income:
Net loss for the period	-	(55)	-	(55)
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	-	-	190	190
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	-	-	(61)	(61)
Change in fair value of interest rate swap agreements designated as cash flow hedges	-	-	(2)	(2)
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	-	-	1	1
Comprehensive income for the period				73

Dividends	-	(16)	-	(16)
Adjustment related to stock options	1	-	-	1
Redemption of common shares	(3)	(1)	-	(4)
Balance - End of period	515	656	85	1,256

		For the year ended December 31,
			2007
	Capital stock	Retained earnings	Accumulated other comprehensive income (loss)	Shareholders’ Equity

Balance - Beginning of period	517	649	(9)	1,157
Cumulative impact of accounting changes	-	-	1	1
Restated balance, beginning of period	517	649	(8)	1,158
Comprehensive income:
Net earnings for the period	-	95	-	95
Change in foreign currency translation of self-sustaining foreign subsidiaries, net of related hedging activities	-	-	(41)	(41)
Change in fair value of foreign exchange forward contracts designated as cash flow hedges	-	-	4	4
Change in fair value of commodity derivative financial instruments designated as cash flow hedges	-	-	2	2
Comprehensive income for the period				60

Dividends	-	(16)	-	(16)
Adjustment related to stock options	2	-	-	2
Redemption of common shares	(2)	(3)	-	(5)
Balance - End of period	517	725	(43)	1,199

Consolidated Statements of Cash Flows
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2008	2007	2008	2007

OPERATING ACTIVITIES FROM CONTINUING OPERATIONS
Net earnings (loss) from continuing operations	(19)	23	(73)	114
Adjustments for:
Depreciation and amortization	56	49	214	208
Losses (gains) on disposal	-	(3)	5	(29)
Impairment and other restructuring costs	13	2	16	3
Unrealized loss on financial instruments	21	2	27	-
Foreign exchange loss (gain) on long-term debt	4	(16)	24	(59)
Future income taxes	(10)	(13)	(52)	(22)
Share of earnings of significantly influenced companies and dilution gain	(2)	(4)	(8)	(27)
Non-controlling interest	-	1	2	3
Others	(2)	(5)	(11)	(13)
Early settlement of natural gaz contracts	(2)	-	11	-
	59	36	155	178
Change in non-cash working capital components	26	62	(31)	(89)
	85	98	124	89
INVESTING ACTIVITIES FROM CONTINUING OPERATIONS
Purchases of property, plant and equipment	(63)	(60)	(191)	(167)
Proceeds from disposal of property, plant and equipment	-	-	5	7
Decrease (increase) in other assets	1	-	3	(3)
Cash of a joint venture and business acquisitions	-	-	5	(10)
Business disposal, net of cash disposed	-	-	-	37
	(62)	(60)	(178)	(136)
FINANCING ACTIVITIES FROM CONTINUING OPERATIONS
Bank loans and advances	7	(4)	20	7
Change in revolving credit facilities	(171)	(25)	(149)	100
Increase in other long-term debt	1	-	2	-
Payments of other long-term debt	-	(1)	(7)	(8)
Early settlement of foreign exchange contracts	150	-	150	-
Net proceeds from issuance of common shares	-	-	-	1
Redemption of common shares	(1)	(1)	(4)	(5)
Dividend paid to a non-controlling interest	(5)	-	(5)	-
Dividends	(4)	(4)	(16)	(16)
	(23)	(35)	(9)	79
Change in cash and cash equivalents during the period from continuing operations	-	3	(63)	32

Change in cash and cash equivalents from discontinued operations, including proceeds on disposal	1	(7)	50	(40)

Net change in cash and cash equivalents during the period	1	(4)	(13)	(8)
Translation adjustments on cash and cash equivalents	1	3	(1)	(1)
Cash and cash equivalents - Beginning of period	9	26	25	34

Cash and cash equivalents - End of period	11	25	11	25

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2008	2007	2008	2007
Sales
Packaging products
Boxboard
Manufacturing	175	178	743	780
Converting	179	164	677	691
Intersegment sales	(23)	(27)	(97)	(128)
	331	315	1,323	1,343
Containerboard
Manufacturing	154	143	615	599
Converting	232	237	962	984
Intersegment sales	(93)	(98)	(374)	(390)
	293	282	1,203	1,193
Specialty products
Manufacturing	83	73	315	318
Converting	70	58	267	232
Recovery and deinked pulp	81	96	376	374
Intersegment sales	(25)	(25)	(98)	(90)
	209	202	860	834

Intersegment sales	(19)	(26)	(100)	(108)
	814	773	3,286	3,262
Tissue papers
Manufacturing and converting	228	171	787	713

Intersegment sales	(22)	(7)	(56)	(46)
Consolidated total	1,020	937	4,017	3,929

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2008	2007	2008	2007
Operating income (loss) before depreciation and amortization from continuing operations
Packaging products
Boxboard
Manufacturing	(16)	(2)	(40)	(3)
Converting	11	13	50	76
Others	(2)	(2)	(13)	(4)
	(7)	9	(3)	69
Containerboard
Manufacturing	17	5	57	59
Converting	7	19	53	76
Others	(5)	6	(7)	17
	19	30	103	152

Specialty products
Manufacturing	6	-	10	6
Converting	9	8	30	26
Recovery and deinked pulp	6	6	24	25
Others	(1)	1	-	2
	20	15	64	59

	32	54	164	280
Tissue papers
Manufacturing and converting	41	15	89	66

Corporate	(21)	(1)	(24)	6
Operating income before depreciation and amortization from continuing operations	52	68	229	352

Depreciation and amortization
Boxboard	(20)	(18)	(72)	(68)
Containerboard	(16)	(18)	(63)	(68)
Specialty products	(8)	(7)	(33)	(31)
Tissue papers	(10)	(8)	(36)	(35)
Corporate and eliminations	(2)	2	(10)	(6)
	(56)	(49)	(214)	(208)
Operating income (loss) from continuing operations	(4)	19	15	144

Selected Segmented Information
(in millions of Canadian dollars)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2008	2007	2008	2007
Purchases of property, plant and equipment
Packaging products
Boxboard
Manufacturing	10	10	24	23
Converting	13	10	36	36
	23	20	60	59
Containerboard
Manufacturing	8	9	18	16
Converting	6	7	21	14
	14	16	39	30
Specialty products
Manufacturing	4	3	9	9
Converting	1	4	4	10
Recovery and deinked pulp	9	5	28	7
	14	12	41	26

	51	48	140	115
Tissue papers
Manufacturing and converting	13	17	38	52

Corporate	5	2	10	7
Consolidated total	69	67	188	174

Purchases of property, plant and equipment included in accounts payable
Beginning of period	8	9	17	10
End of period	(14)	(17)	(14)	(17)
Total investing activities	63	59	191	167

Additional information
(in millions of Canadian dollars, except shipments and share information)
(unaudited)

	For the 3-month periods ended December 31,		For the years ended December 31,
	2008	2007	2008	2007

Common shares - Toronto Stock Exchange
High	$6.43	$10.04	$8.90	$15.80
Low	$3.00	$7.46	$3.00	$7.46
Volume	13,398,000	11,876,000	39,810,000	63,226,000
Shipments of manufacturing and converting products
(in thousands of short tons)
Packaging products
Boxboard	246	292	1,093	1,202
Containerboard	336	338	1,389	1,412
Specialty products	109	110	458	450
Tissue papers	119	115	471	451

Supplemental information on non-GAAP measure

Operating income before depreciation and amortization and operating income are not measures of performance under Canadian generally accepted accounting principles (“GAAP”). The Company includes operating income before depreciation and amortization and operating income because they are the measures used by management to assess the operating and financial performance of the Company’s operating segments. As well, the Company believes that operating income before depreciation and amortization and operating income provides an additional measure often used by investors to assess a company’s operating performance and its ability to meet debt service requirements. However, operating income before depreciation and amortization and operating income do not represent, and should not be used as a substitute for net earnings or cash flows from operations as determined in accordance with Canadian GAAP and operating income before depreciation and amortization and operating income are not necessarily an indication of whether cash flow will be sufficient to fund our cash requirements. In addition, our definition of operating income before depreciation and amortization and operating income may differ from that of other companies.

Net earnings (loss), which is a performance measure defined by Canadian GAAP is reconcilied below to operating income (loss) and to operating income before depreciation and amortization:

	For the 3-month periods ended December 31,		For the years ended December 31,
	2008	2007	2008	2007

Net earnings (loss) for the period	(19)	12	(55)	95
Net earnings (loss) from discontinued operations	-	11	(18)	19
Non-controlling interest	-	1	2	3
Share of earnings of significantly influenced companies and dilution gain	(2)	(4)	(8)	(27)
Provision for (recovery of) income taxes	(12)	(9)	(32)	11
Foreign exchange loss (gain) on long-term debt	4	(16)	24	(59)
Interest expense	25	24	102	102

Operating income (loss) from continuing operations	(4)	19	15	144

Depreciation and amortization	56	49	214	208

Operating income before depreciation and amortization	52	68	229	352